NEWALTA
Better ways to manage waste

06012004

SUPPL

March 13, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated March 7, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND



Todd Whiteley
General Counsel

TBW:vz
Encl.



NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN


RECEIVED
MAR 27 2006
PROCESSING
SECTION
185

NEWALTA INCOME FUND ANNOUNCES STRONG 2005 FOURTH QUARTER AND YEAR-END RESULTS

CALGARY, Alberta, Canada, March 7, 2006 – Newalta Income Fund ("Newalta" or the "Fund") today announced strong financial results for the three months and year ended December 31, 2005.

During the year, the Fund continued to position the business for future growth through management additions, strategic acquisitions and growth and productivity investments. These initiatives have positioned Newalta to capitalize on robust market conditions and expand into new lines of business and contributed significantly to the strong results delivered in the fourth quarter and the year.

"Our strong fourth quarter performance completed an outstanding year for Newalta. We delivered dynamic growth in revenue, strengthened the organization through key personnel additions and increased profitability while aggressively investing in organic growth opportunities and acquisitions to drive future growth. For the year, return on equity[1] was 20.7%, return on capital[1] was 24.7% and total return to investors[1] was almost 40%. We enter 2006 well positioned to continue to deliver superior returns to our investors," said Al Cadotte, President and Chief Executive Officer of Newalta.

Financial results and highlights for the fourth quarter:

- Revenue increased 76% to $86.7 million and operating expenses, as a percentage of revenue, increased slightly to 61% compared to 60% in the same quarter last year due largely to changes in business mix attributable to acquired operations. The rise in operating costs, as a percentage of revenue, was more than offset by the reduction in selling, general and administrative ("SG&A") costs which, as a percentage of revenue, decreased to 10% compared to 12% in the same quarter last year.

- EBITDA[1] and cash flow[1] increased 88% and 80% to $25.4 million and $23.8 million, respectively. The improvement was primarily attributable to growth capital investments, acquisitions and the expansion of on-site and other services as well as productivity increases. Strong commodity prices and robust industry activity levels also contributed to the results. EBITDA, as a percentage of revenue, improved to 29% from 27% compared to the same quarter last year.

- Cash available for growth and distributions[1] in the fourth quarter increased 69% to $0.71 per unit compared to $0.42 per unit last year.

- Cash distributed[1] to unitholders was 51%, or $10.3 million, of the $20.4 million cash available for growth and distributions in the quarter and 49%, or $10.1 million, was retained to fund growth capital projects. For the same quarter last year, 81%, or $9.2 million, of $11.4 million of cash available for growth and distributions was distributed to investors and 19% or $2.2 million was retained to fund growth capital projects.

- Oilfield division ("Oilfield") revenue and net margin[1] increased 90% and 82% to $63.5 million and $26.8 million, respectively. As a percentage of revenue, net margin decreased to 42% from 44% over the same period last year due to a change in business mix largely the result of the November 2005 acquisition of the assets of GLP Group Inc. ("GLP") and the August 2005 acquisition of the assets of WasteCo Environmental Services Ltd. ("WasteCo"). Crude oil sales were up 53% to $5.5 million and added $1.9 million in additional net margin compared to the fourth quarter last year. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo assets as well as the growth in on-site services, satellites and partnerships consistent with growth capital investments put in place in 2004 and 2005. Remaining revenue growth was

attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes and higher crude oil sales.

- Industrial division ("Industrial") revenue and net margin increased 45% and 85% to $23.2 million and $2.5 million, respectively. As a percentage of revenue, net margin improved to 11% from 8% over the same period last year, notwithstanding that high crude oil prices negatively impacted net margin by an estimated $0.9 million due to decreased used oil collection revenue and increased transportation fuel costs. Revenue increased as a result of the acquired WasteCo assets, expansion of on-site services and project work as well as increased product prices. Improved asset utilization and expansion of new business lines, such as on-site services, were major factors in the improvement in Industrial's profitability.

- The acquisitions of the assets of GLP and WasteCo generated results which exceeded management's expectations in the fourth quarter. The continued integration and growth capital investments are anticipated to drive future cash flow.

- SG&A costs increased by $2.9 million to $8.8 million, in the quarter, compared to $5.9 million in 2004. As a percentage of revenue, SG&A costs were 10% compared to 12% during the same quarter last year, which is consistent with management's objective of maintaining SG&A costs at 10% or less of revenue. The increase in SG&A costs was due primarily to increased salaries and related costs as a result of recent acquisitions and general growth in the business.

- Maintenance capital expenditures in the quarter were $3.3 million compared to $1.8 million in 2004. Growth and acquisition capital expenditures in the quarter were $71.2 million compared to $14.9 million in 2004 and was mainly attributable to the acquisition of the assets of GLP.

- During the fourth quarter unitholder participation in the Distribution Reinvestment Plan (the "DRIP") was approximately 21.2%, resulting in Newalta issuing 128,169 trust units.

Financial results and highlights for the year ended December 31, 2005:

- Revenue increased 39% to $248.1 million compared to $178.7 million in 2004 and operating expenses, as a percentage of revenue, decreased to 58% compared to 59% in the prior year, while SG&A, as a percentage of revenue, remained constant at 10% for both years.

- EBITDA and cash flow increased 44% and 40% to $78.9 million and $75.3 million, respectively. EBITDA, as a percentage of revenue, improved to 32% from 31% in the prior year.

- Cash available for growth and distributions in 2005 increased 52% to $67.2 million, or $2.42 per unit, compared to $44.2 million, or $1.63 per unit, in the prior year. Cash distributed to unitholders was 61% or $40.9 million of the cash available for growth and distributions and 39% or $26.3 million was retained to fund growth capital. For comparison to last year, 86%, or $38.1 million, of the 2004 cash available for growth and distributions of $44.2 million was distributed to investors and 14%, or $6.1 million, was retained to fund growth capital projects. Notwithstanding a 32% increase to monthly distributions in 2005, the proportion of cash distributed to investors decreased and the proportion retained for growth increased significantly providing improved stability and security of distributions.

- Oilfield revenue and net margin increased 49% and 48% to $170.9 million and $76.8 million, respectively. As a percentage of revenue, net margin remained steady at 45% for this year and last year. Crude oil sales were up 29% to $18.9 million and added $4.2 million in additional net margin compared to 2004.

- Industrial revenue and net margin increased 21% and 27% to $77.2 million and $10.7 million, respectively, despite the negative impact of rising commodity prices. As a percentage of revenue, net margin improved to 14% from 13% over the same period last year. The trend of improved asset utilization and expansion of new business lines such as on-site services accelerated in the latter half of the year and led to the overall increase in profitability.

- SG&A costs increased by $6.9 million to $25.7 million, in the year, compared to $18.7 million in 2004. The increase in SG&A costs was due primarily to increased salaries from strengthening corporate infrastructure through key personnel additions, with the remaining increase due to SG&A costs associated with the GLP and WasteCo acquisitions. As a percentage of revenue, SG&A costs remained constant at 10% for both years, which is consistent with our objective of maintaining SG&A costs at 10% or less of revenue.

- Maintenance capital expenditures in the year were $8.8 million compared to $7.8 million in 2004. Expenditures for the year were consistent with the budget of $9.0 million. Growth and acquisition capital expenditures in the year were $105.0 million compared to $47.9 million in 2004.

- For the year, return on capital was 24.7% and return on equity was 20.7%, which are above the average of the last three years' return on capital of 23.1% and return on equity of 18.1%, demonstrating management's ability to deliver an aggressive growth strategy while continuing to improve the profitability of the business.

Other highlights for the fourth quarter and year ended December 31, 2005 and post-period items include:

- On January 6, 2006, Newalta acquired all of the outstanding shares of PSC Industrial Services Canada Inc. ("PSC Canada") for $110 million, plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for a working capital adjustment to be determined within 90 days of close of the transaction. The PSC Canada acquisition was financed from Newalta's credit facility which was amended on January 4, 2006. PSC Canada is a fully independent business that has delivered consistent, stable and profitable performance and is a strategic entry into the Ontario market. For the trailing twelve months ended September 30, 2005, revenue was approximately $80 million and EBITDA was approximately $20 million.

- In 2005, including PSC Canada, Newalta invested approximately $220 million in acquisitions and growth capital, representing its largest strategic investment completed during a twelve-month period. "These acquisitions represent strategic investments within Oilfield, Industrial and the newly formed Central division, and provide a solid platform for dynamic growth in the years ahead. We have an excellent platform for continued strong growth in all three of our operating divisions," said Al Cadotte.

- Newalta's capital budget for 2006 is $118 million, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million in small complementary acquisitions in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of the Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in the Oilfield, Industrial and Central divisions.

- On March 3, 2006, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The estimated net proceeds from the offering of $185.7 million were used to pay down outstanding indebtedness under the credit facilities. The resulting unutilized capacity under the revolving extendible term facilities of $144 million plus the undistributed cash available for growth and distributions will fund growth capital investments and acquisitions, including the 2006 capital budget of $118 million.

- Monthly unit distributions were increased 32% during 2005 as a result of improved performance and increased cash available for growth and distributions – a 20% increase in March to bring monthly unit distributions to $0.15 per unit, followed in November by a 10% increase to $0.165 per unit.

- Newalta started the year with approximately 625 people and ended the year with over 925 people and, after giving effect to the PSC Canada acquisition, has approximately 1,500 people and a national reach.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	Three Months Ended December 31 (unaudited)			Year Ended December 31 (unaudited)		
	2005	2004	%Increase (Decrease)	2005	2004	%Increase (Decrease)
Revenue	**86,663**	49,339	76	**248,086**	178,668	39
Operating income	**18,862**	8,941	111	**56,445**	38,744	46
Net earnings	**14,445**	8,364	73	**46,978**	36,205	30
Earnings per unit ($)	**0.51**	0.31	65	**1.69**	1.33	27
Diluted earnings per unit ($)	**0.50**	0.30	67	**1.66**	1.31	27
EBITDA[1]	**25,396**	13,531	88	**78,884**	54,926	44
Cash flow[1]	**23,827**	13,251	80	**75,312**	53,794	40
- per unit – ($)	**0.83**	0.49	69	**2.71**	1.98	37
Maintenance capital expenditures	**3,284**	1,773	85	**8,847**	7,755	14
Principal repayments	**-**	-	-	**-**	1,500	(100)
Cash available for growth and distributions[1]	**20,417**	11,407	79	**67,237**	44,186	52
- per unit – ($)	**0.71**	0.42	69	**2.42**	1.63	48
Distributions declared	**13,751**	10,288	34	**49,602**	39,659	25
- per unit – ($)	**0.48**	0.38	26	**1.78**	1.46	22
Cash distributed[1]	**10,333**	9,228	12	**40,859**	38,071	7
Growth and acquisition capital expenditures	**71,233**	14,874	379	**104,958**	47,879	119
Weighted average units outstanding	**28,597**	27,265	5	**27,800**	27,134	2
Total units outstanding	**29,055**	27,294	6	**29,055**	27,294	6

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on March 8, 2006 at 1:00 p.m. (ET) to discuss the Fund's performance for the three months and year ended December 31, 2005. To listen, please dial 1-888-280-8771 or 416-695-9712, or log onto the webcast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available at www.newalta.com and, until midnight on Wednesday, March 15, 2006, by dialing 1-888-509-0081 or 416-695-5275.

Newalta Income Fund has delivered dynamic profitable growth and generated compounded revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of non-hazardous industrial solid waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2005

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risk and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings, excluding reorganization costs, by the average unitholder's equity.

"Total return to investors" is used by management and investors to analyze the return generated by investors on the investment in units of the Fund. Total return to unitholders is calculated by dividing the difference between 2005 opening and closing unit prices, plus declared distributions, by 2005 opening unit price.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin, return on capital, return on equity and total return to unitholders throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2005, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2004, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Information for the three months and year ended December 31, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated March 7, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

During the year, Newalta continued to position the business for future growth through management additions, strategic acquisitions and growth and productivity investments. These initiatives positioned the organization to capitalize on robust market conditions and expand into new lines of business, contributing significantly to the strong results delivered during the year.

Accomplishments completed and initiated during the year include:

- Two increases in monthly unit distributions, totaling 32%, during the year as a result of improved performance – the first in March, a 20% increase in monthly unit distributions to $0.15 per unit, followed in November by a further 10% increase to $0.165 per unit.

- Completion of five acquisitions up to December 31, 2005, totaling $78.3 million. The largest of these acquisitions was the purchase of the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("GLP") for $47.5 million plus acquisition costs and working capital, which complements Newalta's existing facility network. This new business is consistent with Newalta's strategy to expand services to existing customers and to increase market coverage.

- On January 6, 2006, Newalta successfully completed the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") for $110 million cash plus acquisition costs of approximately $4.8 million and a working capital adjustment to be determined within 90 days of close. PSC Canada, which forms the Central division, represents a strategic entry vehicle into the Ontario market. PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities. The acquired

operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.

- To fund the acquisition of PSC Canada, the Corporation entered into an amended credit facility agreement on January 4, 2006 comprised of a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital and a $70 million non-revolving 180-day term facility. Subsequent to the completion of the PSC Canada acquisition, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The estimated net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities, creating approximately $144 million of unutilized debt capacity. This has substantially strengthened the balance sheet and positions Newalta to continue to aggressively pursue growth opportunities in the coming year and to continue to deliver dynamic growth.
- A total of $113.8 million was invested in maintenance and growth projects and acquisitions in 2005, compared to $55.6 million in 2004. Newalta's capital budget for 2006, not including the acquisition of PSC Canada, is $118 million, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. Total capital expenditures for 2005 plus the acquisition of PSC Canada and budgeted capital investments in 2006 are anticipated to be approximately $350 million.
- Newalta started the year with approximately 625 people and ended the year with over 925 people and, after giving effect to the PSC Canada acquisition, has approximately 1,500 people and a national reach.

FINANCIAL HIGHLIGHTS

During 2005, Newalta delivered dynamic growth in revenue with increased profitability while continuing to aggressively invest in opportunities to drive future growth. For the year, return on capital was 24.7% and return on equity was 20.7%, which are above the average of the last three years' return on capital of 23.1% and return on equity of 18.1%. In addition, Newalta delivered a total return to investors in 2005 of 39%.

Revenue increased 39% to $248.1 million and EBITDA increased 44% to $78.9 million. Operating expenses, as a percentage of revenue, decreased to 58% while selling, general and administrative ("SG&A") costs remained constant at 10% of revenue driving improved profitability and cash flow. EBITDA as a percentage of revenue improved to 32% from 31% in the prior year.

Each of the Oilfield and Industrial divisions ("Oilfield" and "Industrial", respectively) made significant progress on their initiatives to drive increased cash flows and improve return on assets. Oilfield revenue increased $56.2 million, or 49%, to $170.9 million compared to $114.7 million in 2004 and net margin, as a percentage of revenue, remained steady at 45%. Corporate growth initiatives and robust industry activity levels drove improved financial performance in the Oilfield division. Of the $25.0 million increase in Oilfield net margin, $4.2 million was attributable to increased crude oil sales, with the remaining increase the result of expansion in on-site services, satellites and partnerships, and complementary asset acquisitions such as GLP and WasteCo Environmental Services Ltd. ("WasteCo"). Industrial revenue and net margin increased 21% and 27% to $77.2 million and $10.7 million, respectively, despite the negative impact of rising commodity prices. As a percentage of revenue, net margin improved to 14% from 13% in 2004. Improved asset utilization and expansion of new business lines, such as on-site services, were major factors in the improvement in Industrial's profitability.

Cash available for growth and distributions increased 52% to $67.2 million, or $2.42 per unit, compared to $44.2 million, or $1.63 per unit, in 2004. Distributions were increased twice during the year, from $0.125 to $0.15 per unit in March and again in November from $0.15 to $0.165 per unit. Cash distributed, as a percentage of cash available for growth and distributions was 61% compared to 86% in 2004. Notwithstanding a 32% increase to monthly distributions in 2005, the proportion of cash distributed to investors decreased and the proportion retained for growth increased significantly providing improved stability and security of distributions.

Growth and acquisition capital expenditures increased 119% in 2005 to $105.0 million, of which $71.2 million was invested in the fourth quarter. Acquisition investments, including working capital, increased 377% to $78.3 million, compared to $16.4 million in 2004.

SELECTED ANNUAL INFORMATION

($000s, except per unit data)	2005	2004	2003
Revenue	**248,086**	178,668	155,032
Operating Income	**56,445**	38,744	31,198
Net earnings	**46,978**	36,205	26,791
Earnings per unit ($)	**1.69**	1.33	1.14
Diluted earnings per unit ($)	**1.66**	1.31	1.12
Cash flow	**75,312**	53,794	43,590
Cash flow per unit ($)	**2.71**	1.98	1.86
Total assets	**457,646**	324,945	285,272
Total long-term debt	**107,369**	36,617	13,502
Distributions declared	**49,602**	39,659	22,958
Distributions declared per unit ($)	**1.78**	1.46	0.96

The factors that impacted revenue and profitability are outlined under the headings entitled "Overall Performance" and "Results of Operations". Total assets increased by $132.7 million, or 41%, in 2005 primarily due to the growth and acquisition capital spending. Total growth and acquisition capital expenditures in 2005 were $105.0 million compared to $47.9 million in 2004 and $15.6 million in 2003. Long term debt increased by $70.8 million in 2005. Growth capital and acquisitions were also funded by the excess of cash available for growth and distributions over cash distributed to unitholders ($26.3 million in 2005 and $6.1 million in 2004).

On March 1, 2003, the Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. Operating results in 2003 include reorganization costs of $5.2 million.

Segmented information is discussed in further detail under the "Results of Operations".

RESULTS OF OPERATIONS

Growth in divisional net margin outpaced revenue growth in 2005 as revenue increased by 39% or $69.4 million, while combined divisional net margin increased by 45%, or $27.3 million, compared to 2004. The improved profitability was driven by growth initiatives, productivity improvements and acquisitions as well as continued strengthening of commodity prices and robust industry activity levels.

Oilfield

In 2005, approximately 47% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 11% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. An increase of Cdn $1.50 in WTI is estimated to positively impact net margin by approximately $0.5 million.

For 2005, Oilfield accounted for approximately 67% of Newalta's total assets and generated 69% of Newalta's revenue and 88% of Newalta's combined divisional net margin in 2005. As a percentage of revenue, net margin remained constant at 45% in Oilfield for both 2005 and 2004.

During the year, Oilfield revenue increased 49% to $170.9 million, from $114.7 million in 2004, and net margin increased 48% to $76.8 million, from $51.8 million in 2004. Net margin growth fell short of revenue growth due to a change in product mix attributable to the addition of new complementary services to the same customer base, and these services have lower operating margins. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo and the growth in on-site services, satellites and partnerships consistent with the growth capital investments in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes and higher crude oil sales.

The total volume of crude oil recovered during the year increased by 24% to 1,319,032 barrels compared to 1,067,465 barrels in 2004. Recovered crude oil sales increased by $4.2 million, or 29%, to $18.9 million compared to $14.7 million in 2004. The volume of crude oil sold to Newalta's account was 341,541 barrels compared to

334,709 barrels in 2004, representing a 2% increase. The price per barrel sold during the year increased by 26% to an average price of Cdn $55.24 per barrel compared to an average price of Cdn $43.85 per barrel in 2004.

Capital expenditures were $89.2 million compared to $38.9 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. Acquisitions included two oilfield facilities for $12.8 million, certain assets included in the WasteCo acquisition and the purchase of the assets of GLP for $47.5 million plus acquisition costs and $5.4 million of working capital. Maintenance capital expenditures were $6.0 million compared to $5.0 million in 2004.

The outlook for Oilfield in 2006 remains very positive. Activity levels remain very strong in the first quarter and they are expected to remain strong as producers take advantage of favourable commodity prices. Management's strategic growth focus in on-site services, satellites and partnerships, in addition to continued contribution from growth capital investments and acquisitions made in 2004, 2005 and budgeted for 2006, are expected to continue to positively impact performance.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

For 2005, Industrial accounted for 27% of Newalta's total assets and generated 31% of Newalta's total revenue and 12% of Newalta's combined divisional net margin.

Industrial revenue increased 21% to $77.2 million in 2005 compared to $64.0 million in the prior year. Net margin increased 27% to $10.7 million compared to $8.4 million in 2004. As a percentage of revenue, net margin improved to 14% from 13%, compared to 2004. High crude oil prices continued to impact Industrial's performance, resulting in an estimated reduction in net margin of $2.5 million due to decreased used oil collection revenue, as industrial fuel customers sourced alternative fuels, and increased transportation costs. Excluding this effect, net margin was up $4.8 million or 57% as a result of increased revenue due to on-site and overall demand for the division's services consistent with efforts to refocus the business on larger industrial wastes. An increase of Cdn $1.50 in WTI is estimated to negatively impact net margin by $0.2 million.

Revenue for Industrial continued to shift in favour of service revenue, which is less sensitive to commodity prices. Approximately 42% of the total revenue was derived from product sales in 2005 compared to 45% in 2004. The balance of Industrial's revenue was derived from on-site services, collection and processing fees which increased 29%, to $45.0 million in 2005 compared to $34.9 million in 2004.

Revenue and net margin increases have been driven primarily by improved utilization of Industrial's mobile and fixed facilities. This includes increased utilization of mobile equipment to fully integrate on-site "point-of-waste generation" services with centralized processing capabilities. The increase in on-site services and mobile equipment utilization has resulted in increased wastewater and sludge volumes received at our service facilities which contributed to improved margins. Oil recycling revenue increased 3% in 2005; improved product pricing for finished goods and a 6% increase in used oil collection volumes were mostly offset by reduced used oil collection revenue as a result of high crude oil prices.

Capital expenditures were $14.2 million compared to $13.2 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities and centrifugation technology. Acquisitions included certain assets included in the WasteCo acquisition and the purchase of the assets of an industrial cleaning business for $4.5 million. Maintenance capital expenditures were $2.1 million compared to $2.2 million in 2004.

Industrial will continue to focus on increasing utilization of its fleet of mobile equipment for on-site services, leveraging its centrifugation expertise in sludge processing, developing product markets and expanding wastewater

processing, as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital investments in 2005 and budgeted for 2006, is anticipated to continue to contribute to strong performance in the years ahead.

Corporate and Other

SG&A costs increased 37% to $25.7 million compared to $18.7 million in 2004. The increase in SG&A costs was due primarily to increased salaries from strengthening the corporate infrastructure through key personnel additions, with the remaining increase due to acquired SG&A from GLP and WasteCo and other costs associated with growth in the business. As a percentage of revenue, SG&A costs remained constant at 10% for both years, which is in line with our objective of maintaining SG&A costs at 10% or less of revenue.

Depreciation and accretion increased $3.8 million, or 25%, to $19.0 million compared to $15.1 million last year. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion remained constant at 8% for both 2005 and 2004.

Interest expense increased to $3.5 million compared to $1.4 million in 2004. The increase was the result of higher average debt levels in 2005 compared to 2004. Total debt at the end of 2005 was $107.4 million compared to $36.6 million at the end of 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current tax expense increased by $0.2 million to $0.9 million compared to $0.7 million in 2004. Current tax expense was related to large corporation taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes. Future income tax increased by $6.8 million to $8.6 million compared to $1.8 million in 2004. The increase was directly attributable to the increase in earnings.

Operating income increased by 46% to $56.4 million from $38.7 million in 2004.

Net earnings increased 30% to $47.0 million compared to $36.2 million in 2004. Diluted earnings per unit were $1.66 per unit compared to $1.31 in 2004, an increase of 27%.

Cash distributed to unitholders, as a percentage of cash available for growth and distributions, decreased to 61% compared to 86% last year resulting in an increased proportion of cash retained to fund growth capital projects. Improved profitability, new lines of business and strong market demand have contributed to improved cash flow and improved stability of distributions. Increased participation in the Distribution Reinvestment Plan (the "DRIP") also contributed to the favourable ratio of cash distributed to cash available for growth and distributions.

Subsequent to year-end, Newalta successfully completed a $196 million bought deal financing on March 3, 2006, selling 7.0 million trust units at $28.00 per unit. As at March 7, 2006, the Fund had 36,126,862 units outstanding and outstanding rights to acquire up to 1,611,900 units.

SUMMARY OF QUARTERLY RESULTS

2005 ($000s, except per unit data)	Q1	Q2	Q3	Q4	Total
Revenue	48,487	47,036	65,900	86,663	248,086
Operating income	11,015	8,674	17,894	18,862	56,445
Net earnings	9,795	8,344	14,394	14,445	46,978
Earnings per unit ($)	0.36	0.30	0.52	0.51	1.69
Diluted earnings per unit ($)	0.35	0.30	0.51	0.50	1.66
Weighted average units	27,343	27,574	27,716	28,597	27,800
Diluted units	27,910	28,028	28,190	29,066	28,267

2004 ($000s, except per unit data)	Q1	Q2	Q3	Q4	Total
Revenue	42,890	40,449	45,990	49,339	178,668
Operating income	10,261	8,095	11,447	8,941	38,744
Net earnings	9,873	7,880	10,088	8,364	36,205
Earnings per unit ($)	0.37	0.29	0.37	0.31	1.33
Diluted earnings per unit ($)	0.36	0.28	0.36	0.30	1.31
Weighted average units	26,878	27,147	27,244	27,265	27,134
Diluted units	27,463	27,608	27,756	27,866	27,636

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2005, quarterly revenues as a percent of total year-end revenue were 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual unaudited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Newalta generated cash flow of $75.3 million, or $2.71 per unit, representing a 37% increase, compared to $53.8 million, or $1.98 per unit in 2004. The increase in cash flow was due to the strong financial performance achieved in both divisions.

In 2005, $26.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($000s)	2005	%	2004	%
Cash flow	**75,312**	100.0	53,794	100.0
Maintenance capital	**(8,847)**	(11.7)	(7,755)	(14.5)
Asset retirement and deferred costs	**(236)**	(0.3)	(433)	(0.7)
Proceeds on sale of capital assets	**1,008**	1.3	80	0.2
Principal repayments	-	-	(1,500)	(2.8)
Cash available for growth and distributions	**67,237**	89.3	44,186	82.2
Cash distributed	**(40,859)**	(54.3)	(38,071)	(70.8)
Excess cash	**26,378**	35.0	6,115	11.3

Cash available for growth and distributions in 2005 increased 52% to $67.2 million, or $2.42 per unit, compared to $44.2 million, or $1.63 per unit, in 2004. Cash distributed to unitholders was 61% of the 2005 cash available for growth and distributions and 39% was retained to fund growth capital projects. For comparison, in 2004, 86%, of the cash available for growth and distributions was distributed to investors and 14% was retained to fund growth capital.

Monthly unit distributions increased a total of 32% during the year due to the improved performance and a 52% increase in cash available for growth and distributions. Distributions were increased 20% in March 2005 to bring monthly unit distributions to $0.15 per unit, followed in November 2005 by a further 10% increase in monthly unit distributions to $0.165 per unit. Notwithstanding a 32% increase in monthly distributions in 2005, the proportion of cash distributed to investors decreased and the proportion retained for growth improved significantly providing improved stability and security of distributions.

Total capital expenditures for 2005 and 2004 are summarized as follows:

($000s)	2005	2004
Growth capital	**34,722**	31,497
Acquisitions	**70,236**	16,382
Total growth and acquisition capital	**104,958**	47,879
Maintenance capital	**8,847**	7,755
Total capital expenditures	**113,805**	55,634

Newalta undertook a significant capital expenditure program in 2005 as a total of $113.8 million was invested compared to $55.6 million in 2004. Maintenance capital expenditures in 2005 were $8.8 million compared to $7.8 million in 2004 and were consistent with management's estimate of $9.0 million provided in early 2005. Maintenance capital is funded from cash flow.

A total of $34.7 million was invested on internal growth projects in 2005 compared to $31.5 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units, the addition of centrifuges and investments in information technology and infrastructure. Total acquisition expenditures in 2005, excluding working capital, were $70.2 million compared to $16.4 million in 2004 and included the acquisition of two oilfield facilities for $12.8 million, acquisition of the assets of WasteCo for $5.4 million, acquisition of the drill-site waste management and drilling fluids assets of GLP for $47.5 million plus acquisition costs and the acquisition of the assets of an industrial cleaning business for $4.5 million.

Newalta's capital budget for 2006 is $118 million and consists of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million in small complementary acquisitions in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of the Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in the Oilfield, Industrial and Central operating divisions.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the

credit facility. At December 31, 2005, Newalta had a long-term debt to EBITDA ratio of 1.36 and a working capital ratio of 1.49. Newalta does not have a stability rating.

Newalta entered into a revised credit agreement on July 28, 2005. Under the terms of the agreement, the extendible term facility to fund growth capital, acquisition expenditures and financial security requirements was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital remaining at $25.0 million. No principal payments were made in 2005 and according to the terms of the credit facility, no principal repayments are due until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility, at the earliest. Letters of credit provided as financial security to third parties totaled $9.3 million at December 31, 2005.

On January 6, 2006, Newalta acquired all the issued and outstanding shares of PSC Canada for $110 million cash plus acquisition costs of approximately $4.8 million and a working capital adjustment to be determined within 90 days of close. PSC Canada provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The acquired operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.

To fund the PSC Canada acquisition, an amended credit facility agreement was completed on January 4, 2006 to provide for a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital and a $70 million non-revolving 180-day term facility.

On March 3, 2006, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The estimated net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities. The unutilized capacity under the revolving extendible term facilities of $144 million plus the undistributed cash available for growth and distributions will fund growth capital investments and acquisitions, including the 2006 capital budget of $118 million.

At December 31, 2005, Newalta had working capital of $27.3 million compared to $21.4 million at December 31, 2004. The increase in working capital is primarily the result of the significant growth in the business. At current activity levels, working capital of $27.3 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During 2005, a total of $7.3 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 16%, resulting in Newalta issuing 0.3 million trust units. Participation in the DRIP was an average of 21.2% during the fourth quarter of 2005.

The Fund's contractual obligations and payments are outlined in the following table, based on the terms of the credit facility as at December 31, 2005 and assuming no extension:

		Payments due by period			
Contractual obligations ($000s)	**Total**	**Less than a year**	**1–3 years**	**4-5 years**	**After 5 years**
Office leases	13,609	2,662	5,185	4,044	1,718
Operating leases	9,646	2,681	3,942	1,743	1,280
Surface leases	8,221	1,006	2,069	2,148	2,998
Long-term debt	107,369	-	107,369	-	-
Total	138,845	6,349	118,565	7,935	5,996

The total estimated future cost for asset retirement at December 31, 2005 was $15.3 million. The net present value of this amount, $5.5 million, has been accrued on the consolidated balance sheet at December 31, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services in the fourth quarter of 2005 was $360 thousand ($148 thousand in 2004) and $643 thousand for the year ended December 31, 2005 ($494 thousand in 2004).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the fourth quarter of 2005 was $117 thousand ($274 thousand in 2004) and for the year ended December 31, 2005 was $645 thousand ($776 thousand in 2004).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

Strong fourth quarter performance completed an excellent year for Newalta. Revenue and operating income in the fourth quarter were up 76% and 111% to $86.7 million and $18.9 million, respectively, compared to $49.3 million and $8.9 million in 2004. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to the strong results delivered in the fourth quarter. Industrial experienced continued momentum in productivity improvement during the quarter as net margin, as a percentage of revenue, increased to 11% compared to 8% in the same quarter of last year. Oilfield experienced slightly higher operating costs due to changes in business mix largely a result of the acquisitions of GLP and WasteCo. Collectively, net margin growth outpaced revenue growth during the quarter. While revenue in the quarter increased 76%, combined divisional net margin increased 83%.

Oilfield revenue increased 90% to $63.5 million, from $33.3 million, and net margin increased 82% to $26.8 million, from $14.7 million. The $12.1 million increase in net margin was attributable to a combination of expanded services including on-site services, acquisitions and efficiency gains against a backdrop of strong industry activity levels. Crude oil sales contributed $1.9 million in additional margin compared to the fourth quarter last year. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo and growth in on-site services, satellites and partnerships consistent with growth capital investments put in place in 2004 and 2005. Remaining revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes and higher crude oil sales.

The total volume of crude oil recovered in the fourth quarter increased by 56% to 432,142 barrels compared to 277,246 barrels in 2004. Recovered crude oil sales increased by $1.9 million to $5.5 million compared to $3.6 million in 2004. The volume of crude oil sold to Newalta's account was 97,923 barrels compared to 74,637 barrels in 2004, representing a 31% increase. This increase was a function of increased waste processing volumes received by our network of facilities as a result of higher activity levels. The price per barrel sold in the fourth quarter increased by 18% to an average price of Cdn $56.06 per barrel compared to an average price of Cdn $47.59 per barrel in 2004.

Industrial revenue grew by 45% to $23.2 million and net margin increased 85% to $2.5 million, compared to $16.0 million and $1.3 million, respectively, in 2004. Revenue increased as a result of the acquired WasteCo assets, expansion of on-site services and project work as well as increased product prices. Improved asset utilization and expansion of new business lines such as on-site services were major factors in the improvement in Industrial's profitability. The strengthening of the economy in British Columbia and favourable weather conditions also contributed to the improvement in Industrial's performance.

SG&A costs increased by $2.9 million in the quarter to $8.8 million compared to $5.9 million last year, due primarily to increased salaries and related costs as a result of recent acquisitions and general growth in the business.

As a percentage of revenue, SG&A costs were down to 10% compared to 12% during the same quarter last year, which is consistent with our objective of maintaining SG&A costs at 10% or less of revenue.

EBITDA and cash flow increased 88% and 80%, respectively, as a result of the strong performance in both divisions. EBITDA, as a percentage of revenue, improved to 29% from 27% in the same quarter last year.

Cash available for growth and distributions in the fourth quarter increased 69% to $0.71 per unit compared to $0.42 per unit in the same quarter last year. Cash distributed to unitholders was 51% of the $20.4 million cash available for growth and distributions in the quarter and 49% was retained to fund growth capital projects. For comparison to the same quarter last year, 81% of the $11.4 million of cash available for growth and distributions was distributed to investors and 19% was retained to fund growth capital projects

Fourth quarter operating results are presented in the Segmented Information note to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis), the risk factors set forth in the most recently filed Annual Information Form of the Fund and the risk factors set forth in the short form Prospectus of the Fund dated February 24, 2006. These risk factors are incorporated by reference herein.

The Annual Information From and the Prospectus are available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form and Prospectus may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004.

The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts,* which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005.

The subsidiaries of the Fund do not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

NEW STANDARDS IN 2006 AND 2007

FINANCIAL INSTRUMENTS

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with U.S. GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Fund has not assessed the future impact these sections will have on the financial statements

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2005 and have concluded that such disclosure controls and procedures were effective.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	**December 31, 2005**	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	**71,305**	40,885
Inventories (Note 5)	**8,478**	7,214
Prepaid expenses	**2,211**	1,075
Future income tax (Note 12)	**834**	3,600
	82,828	52,774
Capital assets (Note 6)	**324,946**	255,197
Intangibles (Note 6)	**6,030**	3,212
Notes receivable (Note 7)	**1,355**	-
Goodwill (Note 4)	**35,312**	13,212
Deferred costs and other assets (Note 8)	**7,175**	550
	457,646	324,945
LIABILITIES		
Current liabilities		
Accounts payable	**50,732**	27,996
Distributions payable (Note 14)	**4,794**	3,412
	55,526	31,408
Long-term debt (Note 9)	**107,369**	36,617
Future income taxes (Note 12)	**47,179**	41,347
Asset retirement obligations (Note 15)	**5,468**	4,875
	215,542	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 10)	**188,761**	154,170
Contributed surplus	**1,117**	1,678
Accumulated earnings	**164,445**	117,467
Accumulated cash distributions (Note 14)	**(112,219)**	(62,617)
	242,104	210,698
	457,646	324,945

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s) (unaudited)	For the Three Months Ended December 31		For the Year Ended December 31	
	2005	2004	**2005**	2004
Revenue	**86,663**	49,339	**248,086**	178,668
Expenses				
Operating	**52,493**	29,554	**143,539**	104,639
Selling, general and administrative	**8,774**	5,890	**25,663**	18,739
Interest	**1,319**	586	**3,479**	1,430
Depreciation, amortization, and accretion	**5,215**	4,368	**18,960**	15,116
	67,801	40,398	**191,641**	139,924
Operating income	**18,862**	8,941	**56,445**	38,744
Provisions for income taxes (Note 12)				
Current	**419**	253	**869**	703
Future	**3,998**	324	**8,598**	1,836
	4,417	577	**9,467**	2,539
Net earnings	**14,445**	8,364	**46,978**	36,205
Accumulated earnings, beginning of period	**150,000**	109,103	**117,467**	81,262
Accumulated earnings, end of period	**164,445**	117,467	**164,445**	117,467
Earnings per unit (Note 13)	**$0.51**	$0.31	**$1.69**	$1.33
Diluted earnings per unit (Note 13)	**$0.50**	$0.30	**$1.66**	$1.31

Newalta Income Fund

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended December 31 2005	For the Three Months Ended December 31 2004	For the Year Ended December 31 2005	For the Year Ended December 31 2004
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings	**14,445**	8,364	**46,978**	36,205
Items not requiring cash:				
Depreciation, amortization and accretion	**5,215**	4,368	**18,960**	15,116
Future income taxes	**3,998**	324	**8,598**	1,836
Amortization of lease inducements	**26**	-	**228**	-
Stock compensation expense	**143**	195	**548**	637
	23,827	13,251	**75,312**	53,794
Decrease (increase) in non-cash working capital	**1,093**	1,697	**(3,344)**	(3,704)
Asset retirement costs incurred	**(196)**	(121)	**(236)**	(372)
	24,724	14,827	**71,732**	49,718
INVESTING ACTIVITIES				
Additions to capital assets	**(21,084)**	(16,304)	**(43,569)**	(39,252)
Net proceeds on sale of capital assets	**70**	58	**1,008**	80
Acquisitions (Note 4)	**(37,491)**	(343)	**(54,294)**	(16,382)
Decrease (increase) in non-cash working capital	**3,774**	6,135	**(430)**	4,946
Deferred costs and other assets (Note 8)	**(6,625)**	(8)	**(6,625)**	(61)
	(61,356)	(10,462)	**(103,910)**	(50,669)
FINANCING ACTIVITIES				
Issuance of units	**57**	-	**2,122**	3,378
Increase in long-term debt	**46,744**	8,617	**70,751**	23,115
Decrease in notes receivable	**164**	-	**164**	-
Distributions to unitholders	**(10,333)**	(9,227)	**(40,859)**	(38,071)
	36,632	(610)	**32,178**	(11,578)
Net cash inflow (outflow)	**-**	3,755	**-**	(12,529)
Cash (bank indebtedness), beginning of period	**-**	(3,755)	**-**	12,529
Bank indebtedness, end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**900**	612	**3,257**	1,616
Income taxes paid	**46**	147	**421**	609

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2005 and 2004
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services.

1) Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and cash equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5).

Capital assets and intangibles

Capital assets and intangibles are stated at cost, less accumulated amortization. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Intangible assets consist of certain production processes, trademarks, and agreements, which are amortized over the period of the contractual benefit of 3-20 years, straight line.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired businesses. The Fund annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining lives. Management's determination at September 30, 2005 and December 31, 2005 was that goodwill was not impaired.

Deferred costs

Costs relating to future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs are written off in the year of discontinuance.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation based on a 20-year useful life. Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability

accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Income taxes

The Fund is a trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level.

The Corporation is taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and the Corporation follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Trust Unit Rights Incentive Plan

The Fund has a unit-based compensation plan (Note 11). Under the Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 trust units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the trust units on the date immediately preceding the date on which a right is granted and has a maximum term of 10 years. Rights vest 20%, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund, upon payment of the exercise price, one unit. The Fund uses the fair value method to account for rights and recognizes the unit based compensation expense over the vesting period of the rights.

Measurement uncertainty

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for depreciation, accretion, amortization, future asset retirement costs and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2) Change in Accounting Policy

Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a

controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

3) Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) Acquisitions

a) The following acquisitions were completed by the Corporation in 2005: on March 1, 2005, an oilfield facility in Green Court, Alberta was acquired; on April 15, 2005, an oilfield facility near Plover Lake, Saskatchewan was acquired; on August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo), an oilfield and industrial waste management company were acquired; on November 1, 2005, the drill-site and drilling fluid assets of GLP Group Inc. were acquired; and on December 1, 2005, the assets of an industrial service company were acquired.

The assets of WasteCo were integrated into both the Oilfield and Industrial divisions.

The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed were:

	March 1, 2005	April 15, 2005	August 1, 2005	November 1, 2005	December 1, 2005	Total
Units issued	-	-	-	24,000	-	24,000
Cash	8,638	4,112	8,064	28,947	4,533	54,294
Total consideration	8,638	4,112	8,064	52,947	4,533	78,294
Land	-	-	-	385	-	385
Plant, equipment, and landfills	7,704	4,313	4,966	23,723	3,933	44,639
Intangibles	1,000	-	500	1,500	500	3,500
Net working capital, excluding cash	-	-	2,678	5,380	-	8,058
Goodwill	-	-	-	22,000	100	22,100
Asset retirement obligation	(66)	(201)	(80)	(41)	-	(388)
Total	8,638	4,112	8,064	52,947	4,533	78,294

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired

the assets of a centrifuge rental business located in Nisku, Alberta on June 1, 2004. The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	Total
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	-	-	300	-	300
Plant and equipment	1,570	2,363	3,103	4,630	11,666
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	-	500	-	-	500
Goodwill	-	1,400	1,030	-	2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,288	4,938	5,127	16,382

In both 2005 and 2004, the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the respective effective dates of the acquisitions. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

5) Inventories

Inventories consist of the following:

	2005	2004
Recycled and processed products	**5,532**	4,567
Recovered oil	**1,711**	1,463
Parts and supplies	**1,106**	1,120
Burner fuel	**129**	64
Total inventory	**8,478**	7,214

6) Capital Assets and Intangibles

	2005			2004		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Capital assets:						
Plant and equipment	**419,591**	**100,207**	**319,384**	331,743	83,073	248,670
Land	**5,562**	**-**	**5,562**	6,527	-	6,527
Total capital assets	**425,153**	**100,207**	**324,946**	338,270	83,073	255,197
Intangibles:	**7,176**	**1,146**	**6,030**	3,670	458	3,212

7) Notes receivable

Included in one of the acquisitions were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill, and are shown as notes receivable.

8) Deferred costs and other assets

Deferred costs and other assets consist of costs directly related to the acquisition of all of the shares of PSC Industrial Services Canada Inc. The acquisition closed on January 6, 2006 and is described in Note 20.

9) Long-term Debt

	December 31, 2005	December 31, 2004
Extendible operating term facility	**2,369**	2,617
Extendible term facility	**105,000**	34,000
	107,369	36,617

Effective July 28, 2005, the Corporation secured an amended and restated credit facility which provided for a $25 million extendible operating term facility plus a $105 million extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. At December 31, 2005 the operating facility bears interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility bears interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on May 18, 2006. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

Subsequent to the year end, on January 4, 2006, the Corporation secured an amended and restated credit facility. The new facility provides for a $35 million extendible operating term facility, a $165 million extendible term facility, and a $70 million non-revolving 180 day term facility. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.25% to 2.5%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.25% to 1.75%, or at the BA rate plus 1.75% to 3.25% depending on certain criteria. Currently the operating facility bears interest at the lenders' prime rate plus 1%, or at the BA rate plus 2.5%. The extendible term facility and the non-revolving facility bear interest at the lenders' prime rate plus 1.75%, or at the BA rate plus 3.25%. Other terms and conditions of the credit facility are not materially different than the prior credit facility.

10) Unitholders' Capital

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	-	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	**29,055**	**188,761**

On October 15, 2004, the Fund implemented a Distribution Reinvestment Plan (the "DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average trading price on the TSX for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February 2005, increasing to $0.15 per unit for the months of March through October 2005, and increasing to $0.165 per unit for November and December, 2005. Total distributions of $1.78 per unit were declared for the year ended December 31, 2005. During the three months ended December 31, 2005, $10,333 of cash was distributed to unitholders ($9,228 in the same three month period of 2004). During the year $40,859 of cash was distributed to unitholders ($38,071 during 2004).

11) Rights to Acquire Trust Units

(a) Trust Unit Rights Incentive Plan

On December 14, 2005, rights to acquire up to 55,000 units were granted to certain employees of the Corporation at the market price of $27.50 per unit, and valued on the date of issuance at $2.47 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 23.92%

On October 3, 2005, rights to acquire up to 20,000 units were granted to certain employees of the Corporation at the market price of $22.75 per unit, and valued on the date of issuance at $1.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.4%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 21.69%.

On May 17, 2005, rights to acquire up to 360,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $23.14 per unit, and valued on the date of issuance at $1.66 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.1%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 20.25%.

On March 22, 2005, rights to acquire up to 40,000 units were granted to an officer of the Corporation at the market price of $23.90 per unit, and valued on the date of issuance at $1.67 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 19.75%

The following table summarizes the activity for the years ended December 31, 2005 and 2004 of the units reserved for issuance under the Rights Incentive Plan:

(000's)	**2005**	2004
Rights available for grant, beginning of year	**533**	848
Granted	**(475)**	(347)
Forfeited	**36**	32
Rights available for grant, end of year	**94**	533

(b) Exchange Rights

All exchange rights were exercised during 2005. The following table summarizes the activity for the years ended December 31, 2005 and 2004 of the Exchange Rights:

Units reserved under exercise of Exchange Rights (000s)	**2005**	2004
Outstanding, beginning of the year	**35**	82
Exercised	**(35)**	(46)
Forfeited	**-**	(1)
Outstanding, end of year	**-**	35

The following tables summarize the activity for the years ended December 31, 2005 and 2004 for the Exchange Rights and the Rights granted pursuant to the Rights Incentive Plan and the range of exercise prices:

	Exchange Rights (000s)	Weighted Average Exercise Price ($)	Rights pursuant to Rights Incentive Plan (000s)	Weighted Average Exercise Price ($)
As at December 31, 2003	82	0.01	1,333	9.31
Granted	-	-	347	17.95
Exercised	(46)	0.01	(364)	9.28
Forfeited	(1)	0.01	(32)	17.41
As at December 31, 2004	35	0.01	1,284	11.48
Granted	-	-	475	23.69
Exercised	(35)	0.01	(221)	9.75
Forfeited	-	-	(36)	17.91
As at December 31, 2005	**-**	**-**	**1,502**	**15.43**
Exercisable at December 31, 2005	**-**	**-**	**102**	**13.84**

Range of Exercise Prices ($)	Rights Outstanding December 31, 2005 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Rights Exercisable December 31, 2005 (000's)	Weighted Average Exercise Price ($)
9.08 to 9.30	741	4.2	9.25	47	9.22
15.60 to 17.95	296	5.4	17.87	55	17.84
22.75 to 27.50	465	6.4	23.70	-	-
	1,502	**5.1**	**15.43**	**102**	**13.84**

12) Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's income future tax liabilities and assets are as follows:

	2005	2004
Future income tax liabilities:		
Capital assets and intangibles	**48,066**	43,108
Goodwill	**1,045**	803
Deferred costs	**189**	190
	49,300	44,101
Future income tax assets:		
Non-capital loss carry forwards	**834**	4,195
Less current portion	**(834)**	(3,600)
Asset retirement obligation	**1,881**	1,682
Share issuance costs	**240**	477
	2,121	2,754
Net future income tax liability	**47,179**	41,347

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2005	2004
Consolidated earnings of the Fund before taxes and distributions to unitholders	**56,445**	38,744
Current statutory income tax rate	**34.5%**	34.5%
Computed tax expense at statutory rate	**19,474**	13,367
Increase (decrease) in taxes resulting from:		
Reduction in taxable income resulting from distributions to unitholders	**(11,808)**	(11,296)
Capital taxes	**842**	703
Other	**959**	415
Effect of substantively enacted tax rate change	**-**	(650)
Reported income tax expense	**9,467**	2,539

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

13) Earnings per Unit

Basic per unit calculations for the three months and years ended December 31, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded options for 2005 was 455 (none in 2004).

	Three Months Ended December 31		Year Ended December 31	
	2005	2004	**2005**	2004
Weighted average number of units	**28,597**	27,265	**27,800**	27,134
Net additional units if rights exercised	**469**	601	**467**	502
Diluted weighted average number of units	**29,066**	27,866	**28,267**	27,636

14) Reconciliation of Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

Cash available for growth and distributions is a measure used by management to analyze financial performance and to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is calculated as follows:

	Three Months Ended December 31		Year Ended December 31	
	2005	2004	**2005**	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs incurred	**23,827**	13,251	**75,312**	53,794
Maintenance capital expenditures	**(3,284)**	(1,773)	**(8,847)**	(7,755)
Asset retirement and deferred costs	**(196)**	(129)	**(236)**	(433)
Net proceeds on sales of fixed assets	**70**	58	**1,008**	80
Principal repayments	**-**	-	**-**	(1,500)
Cash available for growth and distributions	**20,417**	11,407	**67,237**	44,186
- per unit - $	**0.71**	0.42	**2.42**	1.63
Unitholder distributions declared	**13,751**	10,288	**49,602**	39,659
- per unit - $	**0.48**	0.38	**1.78**	1.46
Unitholder distributions – paid in cash	**10,333**	9,228	**40,859**	38,071
Unitholder distributions – units issued	**2,789**	994	**7,360**	994
- paid in cash – per unit $	**0.38**	0.34	**1.51**	1.40
- issued units – per unit $	**0.10**	0.04	**0.27**	0.04

Reconciliation of Accumulated Unitholder Distributions for the years ended December 31, 2005 and 2004:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash or units	(36,247)
Unitholder distributions declared	(3,412)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared	(4,794)
	(49,602)
Balance, December 31, 2005	**(112,219)**

15) Reconciliation of Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,468 ($4,875 at December 31, 2004) based on a total estimated future liability of $15,268. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15 to 20 year range. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

	Three Months Ended December 31		**Year Ended December 31**	
	2005	2004	**2005**	2004
Asset retirement obligation, beginning of period	**5,511**	4,904	**4,875**	4,736
Additional retirement obligations added through acquisitions	**41**	-	**388**	134
Costs incurred to fulfill obligations	**(196)**	(121)	**(236)**	(372)
Accretion	**112**	92	**441**	377
Asset retirement obligation, end of period	**5,468**	4,875	**5,468**	4,875

16) Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $360 ($148 in 2004) and $643 for the year ended December 31, 2005 ($494 in 2004).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month period was $117 ($274 in 2004) and during the year ended December 31, 2005 was $645 ($776 in 2004).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17) Commitments

i) Lease Commitments

The Fund has annual commitments for leased property and equipment as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
Office leases	2,662	2,615	2,570	2,498	1,546	1,718	13,609
Operating leases	2,681	2,281	1,661	1,223	520	1,280	9,646
Surface leases	1,006	1,025	1,044	1,064	1,084	2,998	8,221
	6,349	5,921	5,275	4,785	3,150	5,996	31,476

ii) Letters of Guarantee and Surety Bonds

As at December 31, 2005, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $9,271 and $7,415 respectively.

Subsequent to year end, and as part of the acquisition of PSC Industrial Services Canada Inc., additional letters of credit of $9,749 were issued in respect of environmental licenses.

18) Financial instruments

i) Interest rate risk

Long-term debt bears interest at rates that vary in relation to the prime rate of the lender's to the Corporation. The Fund is therefore exposed to fluctuations in interest rates. During 2005, a change of 1% in the prime interest rate would have increased/decreased interest expense by approximately $700 ($250 in 2004).

ii) Fair value

The carrying values of accounts receivable, accounts payable and notes receivable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long tem debt approximates, in all material respects, its fair value.

iii) Credit risk

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

iv) Foreign currency risk

In the normal course of operations of the Corporation, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation sells and purchases some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable

19) Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

20) Subsequent Events

i) On January 6, 2006, a wholly-owned subsidiary of the Corporation acquired all the issued and outstanding shares of PSC Industrial Services Canada Inc. for $110 million plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital.

ii) On February 24, 2006, the Fund filed a prospectus qualifying the distribution of 7.0 million units at $28.00 per unit for gross proceeds of $196 million on a bought-deal basis.

21) Segmented Information

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended December 31 ($000s)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,469	23,194			86,663
Inter segment revenue[1]	354	44	(398)		-
Operating expense	33,290	19,601	(398)		52,493
Depreciation and accretion	3,708	1,159		348	5,215
Net margin	26,825	2,478		(348)	28,955
Selling, general and administrative				8,774	8,774
Interest expense				1,319	1,319
Operating income	26,825	2,478		(10,441)	18,862
Capital expenditures	64,501	5,238		4,778	74,517
Goodwill	34,182	1,130			35,312
Total assets	305,986	123,517		28,143	457,646

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	33,347	15,992			49,339
Inter segment revenue[1]	178	13	(191)		-
Operating expense	16,434	13,311	(191)		29,554
Depreciation and accretion	2,389	1,351		628	4,368
Net margin	14,702	1,343		(628)	15,417
Selling, general and administrative				5,890	5,890
Interest expense				586	586
Operating income	14,702	1,343		(7,104)	8,941
Capital expenditures	12,881	2,937		829	16,647
Goodwill	12,182	1,030			13,212
Total assets	210,766	101,079		13,100	324,945

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Year Ended December 31 ($000s)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	170,850	77,236			248,086
Inter segment revenue[1]	980	60	(1,040)		-
Operating expense	83,037	61,542	(1,040)		143,539
Depreciation and accretion	11,980	5,099		1,881	18,960
Net margin	76,813	10,655		(1,881)	85,587
Selling, general and administrative				25,663	25,663
Interest expense				3,479	3,479
Operating income	76,813	10,655		(31,023)	56,445
Capital expenditures	89,229	14,201		10,375	113,805
Goodwill	34,182	1,130			35,312
Total assets	305,986	123,517		28,143	457,646

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	114,692	63,976			178,668
Inter segment revenue[1]	539	(39)	(500)		-
Operating expense	54,620	50,519	(500)		104,639
Depreciation and accretion	8,772	5,057		1,287	15,116
Net margin	51,839	8,361		(1,287)	58,913
Selling, general and administrative				18,739	18,739
Interest expense				1,430	1,430
Operating income	51,839	8,361		(21,456)	38,744
Capital expenditures	38,937	13,236		3,461	55,634
Goodwill	12,182	1,030			13,212
Total assets	210,766	101,079		13,100	324,945

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.